                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D. C. 20549


                                   FORM 11-K

(Mark One)

     [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
     For the fiscal year ended December 31, 1998

                                      OR

     [ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
     FOR THE TRANSITION PERIOD FROM ___________ TO ___________

Commission file number 1-905


A. Full title of the plan and the address of the plan if different from that of the issuer named below:


                      PP&L EMPLOYEE STOCK OWNERSHIP PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                             PP&L RESOURCES, INC.
                            TWO NORTH NINTH STREET
                      ALLENTOWN, PENNSYLVANIA 18101-1179

                       Report of Independent Accountants

To the Employee Benefit Plan Board of
PP&L, Inc.


In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the PP&L Employee Stock Ownership Plan (the "Plan") at December 31, 1998 and 1997, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes at December 31, 1998 and of reportable transactions for the year ended December 31, 1998 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


PricewaterhouseCoopers
Philadelphia, Pennsylvania
June 15, 1999

PP&L EMPLOYEE STOCK OWNERSHIP PLAN
----------------------------------

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AT DECEMBER 31, 1998 AND 1997
-----------------------------

                   ASSETS                                                               1998                           1997
                   ------                                                               ----                           ----
INVESTMENT - Common stock of PP&L Resources,
  Inc. at fair value..............................................                   $161,667,948                   $142,609,547

DIVIDENDS RECEIVABLE..............................................                      1,399,865                      2,370,396
                                                                           ----------------------         ----------------------
                                                                                      163,067,813                    144,979,943


                  LIABILITIES
                  -----------

DIVIDENDS PAYABLE TO PARTICIPANTS.................................                      1,399,865                      2,370,396
                                                                           ----------------------         ----------------------
NET ASSETS AVAILABLE FOR BENEFITS
  (100% VESTED)...................................................                   $161,667,948                   $142,609,547
                                                                           ======================         ======================

See accompanying notes to financial statements.

PP&L EMPLOYEE STOCK OWNERSHIP PLAN
----------------------------------

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997
----------------------------------------------

                                                                                           1998                          1997
                                                                                           ----                          ----
INCREASES:
  Employer contributions..........................................                   $  6,160,662                   $  6,796,970
  Dividend income.................................................                      7,715,979                      9,604,431
  Net appreciation of investment..................................                     22,045,110                      5,265,820
                                                                           ----------------------         ----------------------

      Total increases.............................................                     35,921,751                     21,667,221
                                                                           ----------------------         ----------------------


DECREASES:
  Dividend distributions to participants..........................                      7,715,979                      9,604,431
  Distributions of stock and cash to active
    and terminated participants...................................                      9,147,371                      4,964,390
                                                                           ----------------------         ----------------------

      Total decreases.............................................                     16,863,350                     14,568,821
                                                                           ----------------------         ----------------------


NET INCREASE......................................................                     19,058,401                      7,098,400

NET ASSETS AVAILABLE FOR BENEFITS AT
  BEGINNING OF YEAR...............................................                    142,609,547                    135,511,147
                                                                           ----------------------         ----------------------
NET ASSETS AVAILABLE FOR BENEFITS AT
  END OF YEAR.....................................................                   $161,667,948                   $142,609,547
                                                                           ======================         ======================

See accompanying notes to financial statements.

                      PP&L EMPLOYEE STOCK OWNERSHIP PLAN
                      ----------------------------------

                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------

1.   PLAN DESCRIPTION

     The PP&L Employee Stock Ownership Plan, formerly known as the Pennsylvania Power & Light Company Employee Stock Ownership Plan, (Plan) was adopted effective January 1, 1975 and most recently amended effective January 1, 1999. Amounts contributed to the Plan are used to purchase shares of common stock of PP&L Resources, Inc. (Resources), the parent holding company of PP&L, Inc. (PP&L), for employees of PP&L and, effective September 1, 1998, PP&L EnergyPlus Co. (EnergyPlus), a subsidiary of PP&L. The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the plan provisions.

     The Plan requires that dividends on shares credited to participants' accounts be paid in cash. Under existing income tax laws, PP&L or Resources is permitted to deduct the amount of those dividends for income tax purposes and to contribute the resulting tax savings (dividend-based contribution) to the Plan. The dividend-based contribution is used to buy shares of Resources' common stock and is expressly conditioned upon the deductibility of the contribution for federal income tax purposes.

     Substantially all full-time employees of PP&L and EnergyPlus (participating companies) who have completed one year of service are eligible to participate in the Plan. All amounts contributed to the Plan are invested in shares of common stock of Resources. The shares of common stock purchased with the dividend-based contribution are allocated to participants' accounts, 75% on the basis of shares held in a participant's account and 25% on the basis of the participant's compensation.

     The shares of common stock allocated to a participant's account may not exceed the maximum permitted by law. All shares of common stock credited to a participant's account are 100% vested and nonforfeitable, but cannot be pledged as security by the employee. Stock certificates representing shares in the Plan are held by the Trustee.

     Participants may elect to withdraw from their accounts common stock which has been allocated with respect to a Plan year ending at least 84 months prior to the end of the Plan year in which the election is made. Participants so electing may receive cash or stock certificates for the number of whole shares, cash for any fractional shares available for withdrawal or may make a rollover to a qualified plan.

     Participants who have attained age 55 and have completed ten years of participation in the Plan may elect to withdraw a limited number of shares added to their accounts after December 31, 1986. For the first five years after meeting the requirement participants may withdraw up to an aggregate of 25% of such shares. In the sixth year qualified participants may withdraw up to an aggregate of 50% of such shares.

     Upon termination of service with a participating company, participants are entitled to receive cash or stock certificates for the number of whole shares, cash for any fractional shares allocated to them or may make a rollover to a qualified plan. Participants who terminate service with a participating company and whose account balance exceeds, or exceeded at the time of any prior distribution, $5,000 may defer distribution of the shares of stock in the account until the earlier of age 65 or death. Prior to January 1, 1998 participants could defer distribution of the shares of stock in the account if the account balance exceeded $3,500. Participants who terminate service with a participating company on or after age 55 may defer distribution of the shares of stock in the account up to April 1 of the year following the year in which the participant attains the age of 70-1/2.

     A 10% federal excise tax is applicable to withdrawals from the Plan made, generally, before a participant reaches age 59-1/2.

     Resources has reserved the right to amend or terminate the Plan at any time by or pursuant to action of its Board of Directors. Upon termination of the Plan a procedure for distribution of all shares to participants would be established.

     The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974.

2.   SIGNIFICANT ACCOUNTING POLICIES

     A. The accompanying financial statements have been prepared under the accrual basis of accounting.

     B. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     C. The Plan's common stock investment is stated at fair value. Fair value is the quoted market price of Resources' common stock at the end of the year. Realized gains and losses from the sale or distribution of stock by the Trustee are based on the average cost of common stock held at the time of sale.

     D. Dividend income and dividend distributions to participants are recorded on dividend record dates.

     E. Distributions of stock and cash to terminated participants not electing to defer distributions are recorded in the Plan year during which service is terminated. Otherwise, such distributions are recorded as stock certificates are issued and cash is paid.

     F. Distributions of stock and cash to active participants electing to withdraw eligible shares are recorded in the Plan year in which elections are received.

     G. All contributions to the Plan are made by PP&L or Resources. PP&L and Resources' funding policy is to make annual contributions to the trust, such that, all employee benefits will be fully provided. PP&L's and/or Resources' contributions have exceeded the current estimated liability.

     H. As of December 31, 1998 and 1997, net assets available for benefits did not include any benefits due to participants who have withdrawn from participation in the Plan.

3.   ADMINISTRATION

     The Plan is administered by an Employee Benefit Plan Board (Board), composed of certain PP&L officers, appointed by the Board of Directors of PP&L. The Board of Directors of PP&L has appointed Mellon Bank as Trustee of the Plan.

     Expenses incurred in the administration of the Plan are paid by PP&L and the facilities of PP&L are used by the Plan at no charge.

4.   TAX STATUS

     In 1995, the Internal Revenue Service (IRS) issued a determination letter that the Plan, as amended through December 20, 1994, continues to be qualified under Section 401(a) of the Internal Revenue Code as a stock bonus plan and constitutes an employee stock ownership plan under Section 409 of the Internal Revenue Code. The Plan has been amended since receiving the determination letter; however, the Plan administrator believes that the Plan is designed and is currently operated in compliance with the applicable requirements of the Internal Revenue Code.

     Under present Federal income tax laws and regulations, a qualified plan is not taxed on contributions received from Resources or participants, on dividend income, on realized gains from the sale of stock or on any unrealized appreciation of investments. A participant in a qualified plan is not subject to Federal income tax on amounts contributed by Resources until that participant receives a distribution from the plan.

PP&L EMPLOYEE STOCK OWNERSHIP PLAN
----------------------------------

ITEM 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1998

----------------------------------------------------------------------------------------------------------------

  Identity of Issue,
   Borrower, Lessor,                                                        Current
   or Similar Party               Description of Investment                  Value                   Cost
----------------------     --------------------------------------     -------------------       ----------------
PP&L Resources, Inc.           Common Stock - $0.01 par value             $161,667,948            $104,760,433

PP&L EMPLOYEE STOCK OWNERSHIP PLAN
----------------------------------

ITEM 27(d) - SCHEDULE OF REPORTABLE TRANSACTIONS

YEAR ENDED DECEMBER 31, 1998
--------------------------------------------------------------------------------

SERIES OF TRANSACTIONS, INVOLVING SECURITIES OF THE SAME ISSUE, IN EXCESS OF 5% OF THE CURRENT VALUE OF NET ASSETS AVAILABLE FOR BENEFITS AT THE BEGINNING OF THE PLAN YEAR
--------------------------------------------------------------------------------

                                                                                                         CURRENT
                                                                                                         VALUE OF
    IDENTITY OF                                              TOTAL           TOTAL                       ASSET ON         NET
       PARTY                                               PURCHASE         SELLING       COST OF      TRANSACTION       GAIN
     INVOLVED                  DESCRIPTION OF ASSET          PRICE           PRICE         ASSET          DATE          (LOSS)
------------------------     ------------------------    ------------      ---------     ----------    -----------    -----------
The Employee Benefit         PP&L Resources, Inc.
Plan Board of PP&L, Inc.       Common Stock:
as Administrator for         Purchase of 222,356
the PP&L Employee             shares                      $6,160,662                                    $6,160,662
Stock Ownership Plan
                             Sale of 251,095 shares                        $6,159,957    $3,813,631     $6,159,957    $2,346,326

                                   SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefit Plan Board has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                              PP&L Employee Stock Ownership Plan
                              ----------------------------------


                              By: /s/ John M. Chappelear
                                 -----------------------
                                 John M. Chappelear
                                 Chairman, Employee Benefit Plan Board
                                 PP&l, Inc.



Dated:  June 30, 1999